MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED MARCH 31, 2015
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 5, 2015, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three months ended March 31, 2015. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2014 and the related MD&A included in the 2014 annual report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “First Quarter 2015 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and is available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

INDEX

About IAMGOLD	2
First Quarter 2015 Highlights	2
First Quarter 2015 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Exploration	13
Quarterly Financial Review	16
Financial Condition
Liquidity and Capital Resources	16
Market Risk	18
Shareholders’ Equity	18
Cash Flow	19
Discontinued Operations	19
Disclosure Controls and Procedures and Internal Control over Financial Reporting	19
Critical Judgments, Estimates and Assumptions	20
Future Accounting Policies	20
Risks and Uncertainties	21
Non-GAAP Performance Measures	21
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
FIRST QUARTER 2015 HIGHLIGHTS

•	Attributable gold production, inclusive of joint venture operations, was 208,000 ounces, up 36,000 ounces compared to the first quarter 2014.

•	Gold production at Essakane continues to benefit from the mill expansion, up 30% compared to the first quarter 2014.

•	All-in sustaining costs[2] - gold mines[4] for the first quarter 2015 were $1,113 per ounce sold, down from $1,198 per ounce sold in the first quarter 2014.

•	Total cash costs[2,3] - gold mines were $846 per ounce produced as compared to $886 per ounce produced in the first quarter 2014.

•	On January 22, 2015, the Company completed the sale of Niobec for cash consideration of $502.6 million, resulting in an after-tax gain of $37.8 million.

•	In February 2015, the Company issued flow-through shares for net proceeds of $39.3 million.

•	On March 23, 2015, the Company completed the sale of its Diavik royalty asset for total proceeds of $56.8 million, resulting in an after-tax gain of $43.5 million.

•	In March 2015, the Company repurchased $5.4 million (face value) of long-term debt.

•
On April 23, 2015, the Company announced an updated resource estimate for the Falagountou deposit at Essakane. The  indicated resource increased by 84% to 613,000 ounces and the average grade by 10% to 1.52 g/t Au, contributing to a 6% increase in Essakane’s estimated indicated resource to 5.0 million ounces.

________________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

FIRST QUARTER 2015 SUMMARY

FINANCIAL

•
Cash, cash equivalents and gold bullion (at market value) was $889.1 million at March 31, 2015, up $568.1 million from December 31, 2014. The increase was mainly due to gross proceeds from the disposal of Niobec ($502.6 million), proceeds from the sale of the Diavik royalty asset ($52.5 million), proceeds from the issuance of flow-through shares ($39.3 million) and cash generated from operating activities ($30.0 million), partially offset by spending on Property, plant and equipment ($48.6 million) and a repurchase of long-term debt ($4.5 million).

•
Revenues from continuing operations for the first quarter 2015 were $244.7 million, up $27.4 million or 13% from the same prior year period. The increase was the result of higher gold sales from owner-operated mines of 33,000 ounces ($41.3 million) and an increase in by-product credits ($0.4 million), partially offset by lower average realized gold prices ($12.0 million) and lower royalties following the sale of Diavik ($2.3 million). The higher sales volume was mainly due to Westwood, which commenced commercial production in the third quarter 2014, and a 30% increase in production at Essakane, partially offset by lower production at Rosebel and the closure of Mouska.

•
Cost of sales from continuing operations for the first quarter 2015 was $231.7 million, up $46.5 million or 25% from the same prior year period. The increase was the result of higher operating costs ($22.9 million) and higher depreciation expense ($24.4 million) partially offset by lower royalties due to lower realized gold prices ($0.8 million). Higher operating costs resulted from the commencement of commercial production at Westwood in the third quarter 2014 ($30.3 million) and higher operating costs for harder rock and lower capitalized stripping at Essakane ($4.2 million), partially offset by lower mining and milling costs at Rosebel ($7.6 million) and the closure of Mouska ($4.0 million).

•
Depreciation expense from continuing operations in the first quarter 2015 was $62.3 million, up $24.4 million or 64% from the same prior year period. This was primarily the result of the commencement of commercial production at Westwood in the third quarter 2014, higher production and lower reserves at Essakane and higher amortization of capitalized stripping at Rosebel.

•
Income tax expense from continuing operations for the first quarter 2015 was $21.8 million, up $12.7 million from the same prior year period. The increase was mainly due to an increase in the non-cash deferred tax expense as a result of the strengthening of the U.S. dollar. This reduced the tax basis of mining assets in foreign jurisdictions, which lowered the future tax deductions available when translated into U.S. dollars.

•
Net cash from operating activities including discontinued operations for the first quarter 2015 was $30.0 million, up $1.9 million or 7% from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($16.7 million), paying less income taxes ($13.8 million) and managing vendor payment terms ($9.4 million), partially offset by lower earnings from operations.

•
Net cash from operating activities before changes in working capital[1] including discontinued operations for the first quarter 2015 was $54.8 million ($0.14 per share1), down $9.8 million ($0.03 per share) or 15% from the same prior year period.

•
Net loss from continuing operations attributable to equity holders for the first quarter 2015 was $16.5 million or $0.04 per share, up $2.4 million from the same prior year period. The increase was mainly related to higher cost of sales ($46.5 million) and income taxes ($12.7 million) as noted above, higher non-hedge derivative losses ($10.7 million) and higher finance costs ($8.0 million), partially offset by the gain on the sale of the Diavik royalty asset ($43.5 million) and higher revenues ($27.4 million) as noted above.

•
Net earnings for Niobec were presented separately as Net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations, for the period January 1, 2015 to January 22, 2015 when the sale was completed, were $40.6 million, primarily due to the gain on sale of $37.8 million.

•
Adjusted net loss including discontinued operations attributable to equity holders[1] for the first quarter 2015 was $26.7 million ($0.07 per share1), down $38.7 million ($0.10 per share) from the adjusted net earnings of $12.0 million ($0.03 per share1) for the same prior year period.

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for the first quarter 2015 was 0.70, in-line with the Company's target for 2015. Based on the exceptional performance of 0.66 in 2014, the Company has set an aggressive target of 0.69 for 2015.

GOLD

•
Attributable gold production, inclusive of joint venture operations, for the first quarter 2015 was 208,000 ounces, up 36,000 ounces from the same prior year period. The increase was primarily due to the commencement of commercial production at Westwood in the third quarter 2014 (21,000 ounces) and milling higher proportions of hard rock containing higher grade ore at Essakane as a result of the expanded plant (21,000 ounces). This was partially offset by lower grades at Rosebel (4,000 ounces) and the winding down of operations at Yatela (2,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, for the first quarter 2015 was 208,000 ounces, in-line with attributable gold production despite offsetting timing differences between production and sales at Westwood, Rosebel and Essakane.

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[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

•
Total cash costs[1,3] - gold mines[5] for the first quarter 2015 were $846 per ounce produced, down 5% from the same prior year period. The decrease was mainly due to favorable grades at Essakane and lower mining costs at both Sadiola and Yatela. The decrease was partially offset by higher costs at Westwood resulting from rehabilitation activities in the area affected by the localized rock burst and lower grades at Rosebel. Included in total cash costs[1] in the first quarter 2015 were realized hedge and non-hedge derivative losses of $60 per ounce produced, compared to $nil per ounce produced in the same prior year period.

•
All-in sustaining costs[1] - gold mines for the first quarter 2015 were $1,113 per ounce sold, down 7% from the prior year. The decrease was mainly the result of higher sales volume and lower cash costs. Included in all-in sustaining costs[1] in th first quarter 2015 were realized hedge and non-hedge derivative losses of $64 per ounce per ounce sold, compared to $nil per ounce sold in the same prior year period.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended March 31,
Financial Results ($ millions, except where noted)	2015	2014
Continuing Operations
Revenues	$244.7	$217.3
Cost of sales	$231.7	$185.2
Earnings from continuing mining operations[1]	$13.0	$32.1
Net earnings including discontinued operations attributable to equity holders of IAMGOLD	$24.1	$3.7
Net earnings including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.06	$0.01
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(26.7)	$12.0
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.07)	$0.03
Net cash from operating activities including discontinued operations	$30.0	$28.1
Net cash from operating activities before changes in working capital including discontinued operations[1]	$54.8	$64.6
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$0.14	$0.17
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$40.6	$17.8
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.10	$0.05
Key Operating Statistics
Gold sales – attributable (000s oz)	208	176
Gold commercial production – attributable (000s oz)	208	171
Gold production – attributable[2] (000s oz)	208	172
Average realized gold price[1] ($/oz)	$1,221	$1,286
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$846	$886
Gold margin[1] ($/oz)	$375	$400
All-in sustaining costs[1,4] – gold mines ($/oz)	$1,113	$1,198

Financial Position from continuing operations ($ millions)	March 31, 2015	December 31, 2014
Cash, cash equivalents, and gold bullion
at market value	$889.1	$321.0
at cost	$826.1	$255.4
Total assets	$4,136.1	$4,222.8
Long-term debt	$636.7	$641.7
Available credit facilities	$500.0	$500.0

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Attributable gold production includes Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[4]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

OUTLOOK

IAMGOLD Full Year Guidance[3]	2015
Rosebel (000s oz)	290 - 300
Essakane (000s oz)	360 - 370
Westwood (000s oz)	110 - 130
Total owner-operated production (000s oz)	760 - 800
Joint ventures (000s oz)	60
Total attributable production (000s oz)	820 - 860

Total cash costs[1] - owner-operator ($/oz)	$825 - $865
Total cash costs - gold mines[2] ($/oz)	$850 - $900

All-in sustaining costs[1] - owner-operator ($/oz)	$1,050 - $1,150
All-in sustaining costs - gold mines ($/oz)	$1,075 - $1,175

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood, Sadiola and Yatela on an attributable basis.

[3]
The outlook is based on 2015 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $/U.S.$ exchange rate of 1.15, U.S.$/€ exchange rate of 1.20 and average crude oil price of $73 per barrel. This considers consensus forecasted price and the Company's hedging programs.

GOLD PRODUCTION AND CASH COSTS
The Company maintains its 2015 annual attributable gold production guidance of 820,000 to 860,000 ounces. This reflects the ramp-up of production at Westwood and higher grades from hard rock ore processed at the expanded plant at Essakane, lower production at Rosebel due to a higher proportion of hard rock, and lower production at the joint ventures. The Company maintains its 2015 total cash costs1 - gold mines guidance of $850 to $900 per ounce and 2015 all-in sustaining costs1 - gold mines guidance of $1,075 and $1,175 per ounce.
ROSEBEL
The Company is maintaining its 2015 attributable gold production guidance for Rosebel of 290,000 to 300,000 ounces. The Company expects approximately 70% of the mining activity in 2015 to be from the longer-haul southern pits. Rosebel will continue to benefit from the use of engineered stockpiles which have provided significant improvements to circuit stability and is resulting in reduced grinding media and reagent consumption, and stable power draw.
ESSAKANE
The Company is maintaining its 2015 attributable gold production guidance for Essakane of 360,000 and 370,000 ounces.
WESTWOOD
The Company is maintaining its 2015 gold production guidance for Westwood of 110,000 to 130,000 ounces. Production at Westwood will continue to ramp-up as the focus in 2015 continues to be on development activities and stope preparation. Although the mill is scheduled for continuous operation in 2015, production will be slightly lower in the fourth quarter compared to the second and third quarters due to mine development sequencing, which will offer flexibility to the mine over the ramp-up period.
The Company expects Westwood's all-in sustaining costs1 for 2015 to be in the range of $1,100 to $1,175 per ounce.
DEPRECIATION EXPENSE
The Company is maintaining its 2015 depreciation guidance of $285 to $295 million, as a result of a full year of commercial production at Westwood, higher amortization of capitalized stripping costs at Rosebel, lower reserves at Essakane and Rosebel, and expected timing of capital additions.
INCOME TAXES
The Company expects to pay cash taxes in the range of $17 million to $22 million in 2015. In addition, adjustments to deferred tax assets and or liabilities may also be recorded during this period.

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[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

CAPITAL EXPENDITURES OUTLOOK1
The Company maintains its capital expenditure guidance of $230 million ± 10% in 2015 as set out below.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Rosebel	$70	$10	$80
Essakane	55	5	60
Westwood	30	50	80
	155	65	220
Côté Gold	—	5	5
Total owner-operator	155	70	225
Joint venture - Sadiola	5	—	5
Total (±10%)	$160	$70	$230

[1]	Capitalized borrowing costs are not included.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Two fundamentally different approaches to monetary policy in the world economy are creating an interaction that is not promoting stable market conditions. The U.S. Federal Reserve is shrinking its balance sheet while the European Central Bank ("ECB") is embarking on a path of monetary expansion. This divergence in policy puts upward pressure on the U.S. dollar. The potential rise of interest rates in the United States coupled with the end of quantitative easing are contributing factors to the U.S. dollar’s strength, compared to what it would otherwise be. Though most of the rally in the U.S. dollar occurred in the last quarter of 2014 and in early 2015, the trend looks set to continue given that central bankers such as the ECB are still in the early stages of their monetary easing program.
These evolving policy dynamics in the global financial market place will have an indirect impact on gold prices, interest rates and on exchange rates. Market events and conditions may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.
GOLD MARKET
In the current market environment, the price of gold is affected by several factors including the U.S. Federal Reserve policy intentions and the gold industry’s cost to produce gold. Expectations of a rate increase by the U.S. Federal Reserve are dampening the prospects of improving gold prices. Continuing declines in the price of gold could make it uneconomical to mine gold relative to all-in sustaining costs.
In the first quarter 2015, gold traded between $1,147 and $1,295 per ounce. This range is consistent with the range experienced in 2014. The dominant themes that dictated the movement in the gold price in 2014 remain relevant in 2015, including interest rate expectations from the U.S. Federal Reserve. Continued U.S. economic improvement and the strength of the U.S. dollar this year have combined to reinforce expectations of a U.S. Federal Reserve rate increase expectations sooner rather than later. This expectation has driven the price of gold lower. Although other central banks are taking an opposite monetary path from the U.S. Federal Reserve, markets for now appear more under the influence of the U.S. Federal Reserve policy intentions.
The market price of gold is a significant driver of the Company’s financial performance. In the first quarter 2015, the Company sold gold at an average price of $1,221 per ounce, just above the average market price of $1,218 per ounce.

	Three months ended March 31,
	2015	2014
Average market gold price ($/oz)	$1,218	$1,293
Average realized gold price[1] ($/oz)	$1,221	$1,286
Closing market gold price ($/oz)	$1,187	$1,292

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposure is to movements in the Canadian dollar and Euro against the U.S. dollar, which have a direct impact on the Company’s Canadian mining activities and international operations.
The U.S. dollar continued to rally in the first quarter 2015, adding to the already sharp appreciation seen during the last quarter of 2014. The U.S. dollar increased by more than 12% against the Euro and by more than 9% against the Canadian dollar. Most of the U.S. dollar appreciation was the result of diverging monetary policy. The Bank of Canada surprised markets by lowering its benchmark rate to 0.75% early in 2015 while the ECB started its quantitative easing program in March 2015. Greece’s fragile relationship in the Euro zone has also contributed to the weakness of the Euro.
In the first quarter 2015, the average exchange rates for the Canadian dollar and the Euro were $1.2401 and $1.1267, respectively. The Company is forecasting exposures of approximately C$200 million and €150 million for the remainder of 2015. These exposures relate to operational and capital expenditures in Canada and in West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - market risks section for more information.
In the first quarter 2015, the average price of West Texas Intermediate (WTI) crude oil was $48 per barrel. The global supply surplus continued to keep the price of oil low. The United Nations Security Council and Iran are negotiating terms that could add further supply into the market if oil related sanctions against Iran are lifted.
The Company expects its fuel consumption for the remainder of 2015 to be the equivalent of approximately 1.05 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - market risks section for more information.

	Three months ended March 31,
	2015	2014
Average rates
Canadian$ / U.S.$	1.2401	1.1026
U.S.$ / €	1.1267	1.3703
Closing rates
Canadian$ / U.S.$	1.2666	1.1055
U.S.$ / €	1.0749	1.3777
Average market oil price ($/barrel)	48	99
Closing market oil price ($/barrel)	48	102
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2015 production levels:

	Change of	Annualized impact on Total Cash Costs[1] - Gold Mines[3] by $/oz	Annualized impact on All-in Sustaining Costs[1] - Gold Mines[3] by $/oz
Gold price[2]	$100/oz	$4/oz	$4/oz
Oil price	$10/barrel	$13/oz	$14/oz
Canadian$ / U.S.$	$0.10	$12/oz	$19/oz
U.S.$ / €	$0.10	$12/oz	$16/oz

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

QUARTERLY UPDATES

OPERATIONS

	Attributable Gold Sales[1] (000s oz)		Average Realized Gold Price[2] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2015	2014	2015	2014
Owner-operator	187	155	$1,220	$1,287
Joint ventures	21	21	$1,224	$1,282
	208	176	$1,221	$1,286

[1]	Includes Rosebel and Essakane at 95% and 90%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
The table below presents the gold production attributable to the Company along with the total cash costs per ounce produced and all-in sustaining costs per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended March 31,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	76	80	$850	$813	$1,037	$1,031
Essakane (90%)	89	68	761	875	988	1,233
Westwood (100%)	22	—	1,130	—	1,507	969
	187	148	841	842	1,135	1,185
Joint ventures
Sadiola (41%)	19	19	887	1,106	914	1,170
Yatela (40%)	2	4	913	1,551	992	1,885
	21	23	889	1,175	921	1,291
Total commercial operations	208	171	846	886	1,113	1,198
Westwood (100%)	—	1	—	—	—	—
	208	172	846	886	1,113	1,198
Cash costs, excluding royalties			796	820
Royalties			50	66
Total cash costs[3]			$846	$886
All-in sustaining costs[3] - gold mines[4]					$1,113	$1,198

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[3]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

CAPITAL EXPENDITURES1

Continuing operations	Three months ended March 31,
($ millions)	2015	2014
Sustaining
Rosebel[2,3,7]	$13.6	$16.6
Essakane[2,4]	13.2	20.9
Westwood	10.2	—
Total gold segments	37.0	37.5
Corporate and other	0.1	—
Total capital expenditures	37.1	37.5
Joint ventures[6]	0.4	0.3
	$37.5	$37.8
Development/Expansion (Non-sustaining)
Rosebel	$1.5	$2.0
Essakane	2.1	14.4
Westwood[5]	9.3	35.5
Total gold segments	12.9	51.9
Côté Gold	1.9	1.2
Total capital expenditures	14.8	53.1
Joint ventures	1.3	3.5
	$16.1	$56.6
Total
Rosebel	$15.1	$18.6
Essakane	15.3	35.3
Westwood	19.5	35.5
Total gold segments	49.9	89.4
Corporate and other	0.1	—
Côté Gold	1.9	1.2
Total capital expenditures	51.9	90.6
Joint ventures	1.7	3.8
	$53.6	$94.4

[1]	Capital expenditures are on a cash basis and capitalized borrowing costs are not included.

[2]
On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the three months ended March 31, 2015 were $12.9 million and $11.9 million, respectively, and for the three months ended March 31, 2014 were $15.8 million and $18.8 million, respectively.

[3]	Includes capitalized stripping at Rosebel for the three months ended March 31, 2015 of $4.2 million, and for the three months ended March 31, 2014 of $4.3 million.

[4]	Includes capitalized stripping at Essakane for the three months ended March 31, 2015 of $6.4 million, and for the three months ended March 31, 2014 of $13.4 million.

[5]	Excludes inventory and stockpile capitalized costs prior to commercial production.

[6]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

[7]	Includes the impact of finance lease principal payments for the three months ended March 31, 2015.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

CONTINUING OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2015	2014
Mine operating statistics
Ore mined (000s t)	3,541	3,081
Waste mined (000s t)	12,517	13,556
Total material mined (000s t)	16,058	16,637
Strip ratio[1]	3.5	4.4
Ore milled (000s t)	3,196	3,146
Head grade (g/t)	0.81	0.89
Recovery (%)	96	94
Gold production - (000s oz)	80	84
Attributable gold production - 95% (000s oz)	76	80
Gold sales - (000s oz)	82	91

Performance measures
Average realized gold price[2] ($/oz)	$1,224	$1,286
All-in sustaining costs[2] ($/oz)	$1,037	$1,031
Cash costs[2] excluding royalties ($/oz)	$784	$740
Royalties ($/oz)	$66	$73
Total cash costs[2] ($/oz)	$850	$813

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production for the first quarter 2015 was 5% lower than the same prior year period due to the impact of lower grades, partially offset by higher recovery and throughput. Gold grades were 9% lower than the same prior year period as a result of pit sequencing. Mill recovery improved by 2% compared to the same prior year period due to optimization of carbon handling and the elution circuit.
Despite the proportion of soft rock decreasing to 16% in the first quarter 2015 from 50% in the same prior year period, throughput was 2% higher. The throughput improvement is due to measures taken in the second half of 2014 to stabilize the mill feed blend prior to reaching the primary crusher, thereby reducing the variation in the rock hardness, and improving mill availability.
Total cash costs per ounce produced were $850 in the first quarter 2015. The increase of 5% compared to the same prior year period was mainly due to lower grades. All-in sustaining costs per ounce sold were $1,037 in the first quarter 2015. The increase of 1% compared to the same prior year period was mainly due to higher cash costs and lower sales volume, partially offset by lower capital expenditures. Sustaining capital expenditures in the first quarter 2015 were $13.6 million, a decrease of $3.0 million from the same prior year period.
In the first quarter 2015, sustaining capital expenditures of $13.6 million included capitalized stripping costs ($4.2 million), capital spares ($3.3 million), finance lease payments ($1.4 million), mine equipment ($1.1 million) and various other sustaining capital expenditures ($3.6 million). Non-sustaining capital expenditures of $1.5 million included $1.1 million for the construction of the tailings dam and $0.4 million for the tailings pump upgrade.
Outlook
The Company maintains the Rosebel guidance. Rosebel’s attributable production in 2015 is expected to be between 290,000 and 300,000. The Company maintains the Rosebel capital expenditure guidance for 2015 of approximately $80.0 million, which includes sustaining capital of $70.0 million and non-sustaining capital of $10.0 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2015	2014
Mine operating statistics
Ore mined (000s t)	2,667	2,776
Waste mined (000s t)	9,408	9,550
Total material mined (000s t)	12,075	12,326
Strip ratio[1]	3.5	3.4
Ore milled (000s t)	2,526	2,884
Head grade (g/t)	1.33	0.89
Recovery (%)	91	90
Gold production - (000s oz)	99	76
Attributable gold production - 90% (000s oz)	89	68
Gold sales - (000s oz)	91	72

Performance measures
Average realized gold price[2] ($/oz)	$1,213	$1,289
All-in sustaining costs[2] ($/oz)	$988	$1,233
Cash costs[2] excluding royalties ($/oz)	$717	$819
Royalties ($/oz)	$44	$56
Total cash costs[2] ($/oz)	$761	$875

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

Gold production for the first quarter 2015 was 30% higher than the same prior year period primarily due to a 49% increase in grades attributable to processing a greater proportion of hard rock containing higher grades. The positive impact of the higher grades was partially offset by a 12% decrease in mill throughput as the proportion of soft rock in the mill feed fell from 45% in the same prior year period to 13% in the current period. Recovery in the current quarter increased 1% compared to the same prior year period due to benefits realized from initiatives undertaken to further optimize the carbon-in-leach process.
Total cash costs per ounce produced in the first quarter 2015 were 13% lower compared to the same prior year period due to higher grades, lower mill consumables, benefits realized from the lower price of diesel and lower royalties driven by lower gold prices.
All-in sustaining costs per ounce sold during the first quarter 2015 were 20% lower compared to the same prior year period mainly due to lower cash costs and lower sustaining capital spending. Sustaining capital expenditures in the first quarter 2015 were $13.2 million, a decrease of $7.7 million from the same prior year period.
During the first quarter 2015, sustaining capital expenditures of $13.2 million included capitalized stripping costs ($6.4 million), mine equipment ($1.6 million) and various other sustaining capital expenditures ($5.2 million). Non-sustaining capital expenditures of $2.1 million were primarily related to the river diversion and village relocation project.
Outlook
The Company maintains the Essakane guidance. Essakane’s attributable production in 2015 is expected to be between 360,000 and 370,000 ounces. The Company maintains the Essakane capital expenditure guidance for the full year 2015 of approximately $60.0 million, which includes sustaining capital of $55.0 million and non-sustaining capital of $5.0 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

Canada – Westwood (IAMGOLD interest – 100%)
Summarized Results

	Three months ended March 31,
	2015	2014
Westwood operating statistics
Ore mined (000s t)	118	39
Ore milled (000s t)	115	2
Head grade (g/t)	6.29	10.85
Recovery (%)	96	96
Pre-commercial gold production - (000s oz)	—	1
Pre-commercial gold sales - (000s oz)	—	5
Commercial gold production - (000s oz)	22	—
Commercial gold sales - (000s oz)	27	—
Westwood performance measures
Average realized gold price[1] ($/oz)	$1,234	$—
All-in sustaining costs[1] ($/oz)	$1,507	$—
Cash costs[1] excluding royalties ($/oz)	$1,130	$—
Royalties ($/oz)	$—	$—
Total cash costs[1] ($/oz)	$1,130	$—
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.

In the first quarter 2015, Westwood produced 22,000 ounces of gold, in line with expectations.  Total cash costs per ounce produced and all-in sustaining costs per ounce sold were $1,130 and $1,507, respectively. Cash costs increased 34% compared to the fourth quarter 2014 due to the high level of stope preparation necessary to bring multiple mining sectors into production and the costs associated with rehabilitation activities in the area affected by the rock burst on January 22, 2015.
During the first quarter 2015, capital expenditures of $19.5 million included underground development ($15.6 million), fixed equipment ($1.4 million), underground construction ($1.7 million) and development drilling ($0.8 million). A total of $9.3 million was classified as non-sustaining capital related to development of blocks 3, 4 and 5.
Outlook
Consistent with guidance, Westwood is expected to have variability in its quarterly production as the operation ramps up to full capacity over the next four years. Gold production is expected to range between 110,000 to 130,000 ounces in 2015, with the first and fourth quarters accounting for approximately 40% and the second and third quarters approximately 60%.  The variability is the result of mine sequencing within a single sector, as mining focuses on the lower grade lenses in the first and last quarters and the higher grade zones in the second and third quarters. There are five mining sectors in total and once the operation is mining more than two sectors the ability to blend ore will result in less grade variability. Although unit costs were driven higher by the rock burst in the first quarter, the Company expects Westwood's all-in sustaining costs for 2015 to be in the range of $1,100 to $1,175 per ounce. The Company continues to be confident in the long-term economics of the life-of-mine plan and expects that as the operation ramps up to design capacity a corresponding decline in all-in sustaining costs per ounce will be realized.
Canada - Mouska (IAMGOLD interest - 100%)
There was no production from Mouska in the first quarter 2015 as mining and milling operations ceased in 2014 when the mine reached end of life. There was no production in the same prior year period due to the stockpiling of ore for batch processing in future quarters of 2014.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended March 31,
	2015	2014
Mine operating statistics
Total material mined (000s t)	1,493	2,015
Ore milled (000s t)	471	436
Head grade (g/t)	1.23	1.39
Recovery (%)	94	93
Attributable gold production - (000s oz)	19	19
Attributable gold sales - (000s oz)	19	17

Performance measures
Average realized gold price[1] ($/oz)	$1,224	$1,281
All-in sustaining costs[1] ($/oz)	$914	$1,170
Total cash costs[1] ($/oz)	$887	$1,106

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
Attributable gold production for the first quarter 2015 of 19,000 ounces was consistent with the same prior year period due to improvements in throughput and recovery offset by a reduction in grades.
Total cash costs per ounce produced were 20% lower compared to the same prior year period, primarily as a result of a reduction in total tonnage mined driven by the conclusion of mining at the Timbali pit. All-in sustaining costs per ounce sold in the first quarter 2015 were 22% lower compared to the same prior year period due to lower cash costs and higher gold sales.
Discussions with AngloGold Ashanti to facilitate the disposition of their interest in Sadiola continued in the first quarter 2015.  Acquiring AngloGold Ashanti’s interest in Sadiola under the right terms has always been an option as it would enable the Company to move forward with a full mill expansion to mine the sulphides or a modified expansion at a lower capital cost. The Company’s preference is to have a partner for a full-scale expansion. The projected economic returns will drive the Company’s decision.
Mali – Yatela Mine (IAMGOLD interest – 40%)
The Yatela mine produced and sold 2,000 ounces in the first quarter 2015, compared to 4,000 ounces in the same prior year period as operations continue to wind down. Minimal stacking activity took place in the first quarter 2015.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.
In the first quarter 2015, expenditures for exploration and project studies totaled $14.4 million, of which $9.6 million was expensed and $4.8 million was capitalized. The small increase of $0.4 million in total exploration expenditures compared to the same prior year period reflects the implementation of similar planned exploration activities. Drilling activities on active projects and mine sites totaled approximately 83,100 metres for the first quarter 2015.

	Three months ended March 31,
($ millions)	2015	2014
Exploration projects - greenfield	$7.4	$5.9
Exploration projects - brownfield[1]	4.9	6.5
	12.3	12.4
Côté Gold studies, including feasibility	2.0	1.6
Other studies	0.1	-
	$14.4	$14.0

[1]
Exploration projects - brownfield for the first quarter 2015 and 2014 exclude expenditures related to joint ventures of $nil million and $0.1 million, respectively, and includes near-mine exploration and resource development of $2.7 million and $3.6 million, respectively.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

OUTLOOK - 2015
The Company is maintaining its 2015 exploration guidance of $56 million.
The 2015 resource development and exploration program includes approximately 220,000 to 240,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[1]	11	9	20
	11	35	46
Côté Gold studies, including feasibility	5	—	5
Other studies	—	5	5
	5	5	10
	$16	$40	$56

[1]	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1 million and include planned near-mine exploration and resource development of $11 million.
CÔTÉ GOLD PROJECT, CANADA
Nearly 5,200 metres of delineation diamond drilling utilizing improved winter access to complete the infill program has been completed on the Côté Gold deposit in the first quarter 2015. The objective of the program, which was initiated in 2014, is to provide detailed information on continuity and controls on mineralization in order to improve the resource model. The program is now complete and results will be incorporated into a final revised mineral resource estimate to support ongoing evaluation studies.
Regional exploration activities continue to develop and assess exploration targets within the 516 square kilometre property surrounding the Côté Gold deposit. Field programs to validate and prioritize identified targets for future drilling programs are expected to commence in the second quarter.
The Company continues to advance a $25.1 million feasibility study on the Côté Gold deposit, which is anticipated to be completed in 2017. In 2015, planned expenditures totaling $5.0 million will be directed at advancing technical studies and permitting. Côté Gold is an attractive long-term asset that is expected to strengthen the Company’s production pipeline.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2015 at the Rosebel, Essakane and Westwood operations.
Rosebel, Suriname
Just over 3,300 metres of reverse circulation drilling and diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions during the first quarter 2015. The program continued to focus on evaluating exploration targets in the vicinity of operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional soft and transition mineral resources. Results are assessed on an ongoing basis to help guide further drilling programs.
The Company continues to identify and evaluate possible transactions for other prospective properties with discovery potential for higher grade, softer rock mineral resources in the area of the Rosebel operations.
Essakane, Burkina Faso
Just over 17,300 metres of reverse circulation drilling and diamond drilling were completed on the mine lease and surrounding exploration concessions during the first quarter 2015. This included nearly 11,450 metres of resource delineation and development drilling to advance an infill drilling program on the Falagountou satellite deposit initiated in 2014. The results of the drilling program were incorporated into an updated resource estimate for the Essakane operation as described below.
On April 23, 2015, the Company announced an updated NI 43-101 compliant resource estimate for the Falagountou deposit located about 8 kilometres south east of the Essakane main pit. The updated resource estimate incorporates assay results from an additional 165 reverse circulation and diamond infill drill holes totaling 15,065 metres, which were completed since the reported December 31, 2014 resource and reserve estimate. The indicated resource increased by 84% from 333,000 contained ounces to 613,000 contained ounces and the average grade increased by 10% from 1.38 to 1.52 grams of gold per tonne ("g/t Au"). The estimated indicated resource for Essakane, which includes the Falagountou deposit, increased by 6% from 4.7 million contained ounces to 5.0 million contained ounces at a grade of 1.2 g/t Au. Further drilling is planned at the Falagountou deposit to test potential extensions to mineralization identified from the infill drilling program. In preparation for the commencement of mining at Falagountou in the second half of 2015, construction of a haulage road is currently in progress.
On the surrounding exploration concessions, ongoing drilling campaigns totaling nearly 5,900 metres of reverse circulation drilling and diamond drilling have been completed on priority targets and mineral prospects. The results are being assessed as they are

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

received and will be used to guide future exploration as merited. Regional aircore drill sampling continues on selected areas with the objective to identify additional target areas for further exploration.
Westwood, Canada
In the first quarter 2015, underground excavation totaled just over 5,500 metres of lateral and vertical development, and some 21,200 metres of underground resource development diamond drilling were completed. The diamond drill program continues to focus on infill drilling to upgrade the existing inferred mineral resources to the indicated mineral category, as well as continuing definition work on ore zones that are scheduled to be mined.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active drilling programs on a number of early to advanced stage greenfield exploration projects during the quarter. Highlights include:
Boto, Senegal
The Boto Gold project hosts an indicated resource of 22.8 million tonnes averaging 1.68 g/t Au for 1.23 million ounces and an inferred resource of 11.0 million tonnes averaging 1.80 g/t Au for 635,000 ounces effective December 31, 2014 (refer to news release dated February 18, 2015).
In the first quarter 2015, approximately 13,300 metres of infill diamond drilling (including more than 800 metres of metallurgical drilling) was completed on the Malikoundi deposit. The Company also reported further assay results from the ongoing drilling program. Highlights included intersections of 9 metres grading 10.5g/t Au, 44 metres grading 4.46 g/t Au and 30 metres grading 3.82 g/t Au from drill hole DBDD-2218 and 40 metres grading 3.24 g/t Au, including 11 metres grading 8.15 g/t Au from drill hole DBDD-2226 (see news release dated February 3, 2015). The results continue to confirm continuity of mineralization within the current Malikoundi resource area, including significant intersections from the projected depth extension. The infill program is now complete and the results will be used to update a final resource model for use in ongoing evaluation studies.
Drilling continues with the objective to extract selected core samples for planned metallurgic test work in the second quarter 2015.
Siribaya Joint Venture, Mali
The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). In the first quarter 2015, approximately 9,700 metres of diamond and reverse circulation drilling was completed, as part of an infill drilling program on the newly discovered Diakha prospect. Final assay results from the remaining six diamond drill holes of the 2014 drilling program were reported by Merrex on February 27, 2015. Reported highlights include: 3 metres grading 15.01 g/t Au and 6 metres grading 10.53 g/t Au from diamond drill hole 154.
In 2015, approximately 15,000 to 20,000 metres of reverse circulation and diamond drilling are planned to delineate the Diakha discovery and advance towards the completion of a maiden resource estimate as warranted.
Pitangui, Brazil
The resource delineation drilling program initiated in 2014 continued through the first quarter 2015 on the newly discovered São Sebastião deposit on the Company’s wholly-owned Pitangui project in Minas Gerais state, Brazil. Reported mineral resources comprise an inferred resource of 4.07 million tonnes grading 4.88 g/t Au for 0.64 million contained ounces (effective January 9, 2014).
Just over 5,400 metres of diamond drilling was completed in the first quarter 2015. The program continued to focus on upgrading resources within the core area of the São Sebastião resource on 50 metre x 50 metre drill hole spacing. The infill drilling program is expected to be completed in the second quarter and resultant assay results will be incorporated in an updated resource model once received and validated.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, is held under an earn-in option to joint venture agreement with TomaGold Corporation (“TomaGold”), whereby the Company may earn a 50% interest in the Monster Lake, Winchester and Lac à l´eau Jaune properties by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five and a half years.
On February 5, 2015, the Company reported the assay results from the final 17 holes of the 26 drill hole program completed in 2014. Highlights include 9.18 metres, grading 46.33 g/t Au (including 2.2 metres grading 182.8 g/t Au), 3.42 metres grading 18.68 g/t Au and 7.1 metres grading 6.74 g/t Au.
Diamond drilling activities resumed with approximately 5,000 metres completed in the first quarter 2015. The program, which took advantage of favourable winter access, continued to target extensions to the high grade 325-Megane zone, as well as test prioritized areas along the projected main shear zone hosting the 325 zone. Assay results are pending.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
Final assay results from the 2014 diamond drilling program targeting various epithermal gold-silver vein systems were reported by Calibre on January 21, 2015. Reported highlights include: 1.90 metres grading 14.49 g/t Au and 8.88 g/t Ag from diamond drill hole GP14-027; 5.07 metres grading 13.44 g/t Au and 14.49 g/t Ag from diamond drill hole GP14-028; and 2.8 metres grading 26.48  g/t Au and 24.19 g/t Ag from diamond drill hole GP14-030.
Drilling activities resumed with initially targeting additional veins systems. Approximately 2,600 metres of diamond drilling was completed in the first quarter 2015. Assay results reported to date include: 4.10 metres grading 8.93 g/t Au and 57.4 g/t Au from drill hole LS15-008 testing the Cadillac vein (see Caliber news release dated April 1, 2015). The 2015 exploration program is anticipated to involve the completion of approximately 5,500 metres of diamond drilling designed to continue to test selected vein systems at shallow depths, as well as target the depth extent of higher grade intervals identified from the 2014 program.
Caramanta Joint Venture, Colombia
During the first quarter 2015, efforts continued towards obtaining permitting approval to allow drilling on the El Reten and Ajiaco Sur discoveries which are located in an integrated land management district (“the DMI”) and are subject to a longer permitting process. Although the application has been filed, it is uncertain when drill permits will be granted. Should the permitting process not progress satisfactorily, the Company will need to assess its continued participation in the project.
QUARTERLY FINANCIAL REVIEW

	2015	2014				2013
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues from continuing operations	$244.7	$272.5	$286.7	$231.5	$217.3	$195.1	$245.5	$251.3
Net earnings (loss) from continuing operations	(12.6)	(147.8)	(79.3)	(21.4)	(13.1)	(883.6)	17.4	(33.7)
Net earnings from discontinued operations	$40.6	$26.7	$12.0	$6.2	$17.8	$3.5	$10.1	$8.4
Net earnings (loss)	$28.0	$(121.1)	$(67.3)	$(15.2)	$4.7	$(880.1)	$27.5	$(25.3)
Net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$24.1	$(122.0)	$(72.5)	$(16.0)	$3.7	$(840.3)	$25.3	$(28.4)
Basic earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)
Diluted earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$0.06	$(0.32)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At March 31, 2015, the Company had $889.1 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		March 31, 2015	December 31, 2014
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,187	$1,206
Market value, end of the period	($ millions)	$159.9	$162.5

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

In the first quarter 2015, the Company completed the sale of Niobec for gross proceeds of $502.6 million and issued 13.8 million flow-through common shares at a price range of C$3.51 to C$4.14 per share for net proceeds of $39.3 million. In March 2015, the Company sold its Diavik royalty interest over claims in the Lac de Gras region of the Northwest Territories for total proceeds of $56.8 million, including cash of $52.5 million.
In the first quarter 2015, the Company repurchased senior unsecured notes with a face value of $5.4 million for cash consideration of $4.5 million.
Working capital1 as of March 31, 2015 was $868.1 million, up $78.5 million compared to December 31, 2014 due to lower current liabilities ($152.5 million), partially offset by lower current assets ($74.0 million). This is primarily due to the classification of Niobec's assets and liabilities as held for sale at December 31, 2014.
Current assets as of March 31, 2015 were $1,110.7 million, down $74.0 million compared to December 31, 2014 mainly due to the inclusion of assets held for sale in current assets at December 31, 2014 ($628.5 million), which were sold in the first quarter 2015, and a decrease in inventories ($11.9 million), substantially offset by an increase in cash and cash equivalents ($570.7 million).
In 2014, the Company's initiative to convert a portion of its non-cash working capital to cash produced positive results. In 2015, the Company continues to manage the turnover of supplies inventories, the timely collection of receivables and vendor payment terms. The Company continues to assess the appropriate account balances to ensure that it is effectively managing liquidity, while maintaining an appropriate level of risk to its operations.

Working Capital		March 31, 2015	December 31, 2014
Working capital[1]	($ millions)	$868.1	$789.6
Current working capital ratio[2]		4.6	3.0

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
As of March 31, 2015, no funds were drawn against the Company’s $500.0 million unsecured revolving credit facility. At March 31, 2015, the Company had committed $56.3 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facility. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and the prevailing gold price.
The indenture governing the Company's $644.6 million senior unsecured debt contains a restriction on the use of proceeds from the sale of Niobec. This restriction requires the Company to invest the net proceeds back into the business within 365 days, with the option to extend another 180 days in certain cases. Investments include acquisitions and capital expenditures.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of March 31, 2015 were $1,034.4 million and included contractual cash flows on senior unsecured notes, finance leases and capital expenditure and purchase obligations. These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge and non-hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Market Risk section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. The Company adopted IFRS 9 - Financial Instruments, as amended November 2013 ("IFRS 9 (2013)") in the second quarter 2014 and all previously recognized impairments were reclassified to Other comprehensive income ("OCI") as an adjustment to opening components of equity as at January 1, 2014. Refer to note 2(e) in the Company's consolidated interim financial statements.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.
In the first quarter 2015, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairments existed. The Company has no ability to control these investments, therefore, the Company is not permitted to utilize an alternate valuation method. For investments in joint ventures, if the Company is made aware of significant events or

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

transactions that were not reflected in the Company’s share of net earnings (losses) from its joint ventures, adjustments will be made to the consolidated interim financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Rosebel, Essakane and Westwood and the Corporate offices.
OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.
The Company's 2015 outlook for the average crude oil price is $73 per barrel. This considers the hedged price of derivative contracts associated with the Company's estimated hedge ratio of 78% of oil consumption, along with the remaining consumption at forecasted prices. Depending upon the terms of contractual supply agreements for oil with select host countries, the Company may experience a lag in recognizing the effect of a change in oil prices as compared to spot oil prices. This is due to the timing of pricing reviews over which the Company has no control.
SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars and oil equivalents.
At March 31, 2015, the Company’s outstanding hedge and non-hedge derivative contracts from continuing operations were as follows:

Contracts	2015	2016	2017
Foreign Currency
Canadian dollar contracts (millions of C$)	95.0	60.0
Contract rate range (C$/$)	1.10 - 1.17	1.12 - 1.18
Hedge ratio[1]	47%	20%

Euro contracts (millions of €)	87.0
Contract rate range ($/€)	1.21 - 1.29
Hedge ratio[1]	55%
Commodities
Crude oil contracts (thousands of barrels)	825	1,101	786
Contract price range ($/barrel of crude oil)	75 - 95	68 - 95	71 - 95
Hedge ratio[1]	78%	74%	51%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2015	May 4, 2015
Shares	391.3	391.3
Share options	5.5	5.5

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

CASH FLOW

	Three months ended March 31,
($ millions)	2015	2014
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$30.0	$28.1
Investing activities	503.6	(104.3)
Financing activities	31.9	(1.7)
Effects of exchange rate fluctuation on cash and cash equivalents	(6.8)	(4.5)
Increase (decrease) in cash and cash equivalents	558.7	(82.4)
Cash and cash equivalents, beginning of the period	158.5	222.3
Cash and cash equivalents held for sale, beginning of the period	12.0	—
Cash and cash equivalents, end of the period	$729.2	$139.9
OPERATING ACTIVITIES
Net cash from operating activities for the first quarter 2015 was $30.0 million, up $1.9 million or 7% from the same prior year period. The increase was mainly due to collecting outstanding receivable ($16.7 million), paying less income taxes ($13.8 million) and managing vendor payment terms ($9.4 million), partially offset by lower earnings from operations.
INVESTING ACTIVITIES
Net cash from investing activities for the first quarter 2015 was $503.6 million, up $607.9 million from the same prior year period. The increase was mainly due to the net proceeds received from the disposal of discontinued operations ($489.7 million), proceeds received from the sale of the royalty asset ($52.5 million), lower spend on property, plant and equipment ($50.4 million), and proceeds received from the sale of investments ($14.1 million).
FINANCING ACTIVITIES
Net cash from financing activities for the first quarter 2015 was higher than the same prior year period by $33.6 million mainly due to proceeds from the issuance of flow-through shares ($39.3 million), partially offset by a repurchase of long-term debt ($4.5 million).
DISCONTINUED OPERATIONS
On January 22, 2015, the Company completed the sale of Niobec. On closing, the Company received $502.6 million in cash. The sale of Niobec included an adjacent rare earth element deposit.
Net earnings of Niobec up until the date of disposal were disclosed as Net earnings from discontinued operations net of income taxes in the Consolidated statements of earnings as at March 31, 2015. Net earnings from discontinued operations included an after-tax gain on disposal of $37.8 million based on the carrying amount of Niobec, which included the recognition of a $16.0 million deferred tax asset related to the rare earth elements deposit upon its transfer to Niobec prior to the closing of the transaction.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2014 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2014 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2014 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as at December 31, 2014 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting and that the internal controls were effective as at December 31, 2014.
There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2015 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company’s consolidated interim financial statements are reflected in note 3(t) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2014.
Qualified Person and Technical information
The technical and scientific information disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results reported for exploration projects or supporting  resource and reserve estimates discussed in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the local geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1 to 1.5 meter in length and RC holes are sampled at 1 meter intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risk. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors' level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks that are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The AIF, which in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS FROM CONTINUING MINING OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all gold and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended March 31,
($ millions)	2015	2014
Continuing operations
Revenues	$244.7	$217.3
Cost of sales	231.7	185.2
Earnings from continuing mining operations	$13.0	$32.1
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

_______________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

	Three months ended March 31,
($/oz of gold)	2015	2014
Average realized gold price[1]	$1,221	$1,286
Total cash costs - gold mines[2,3]	846	886
Gold margin	$375	$400

[1]	Refer to section below.

[2]	Refer to page 24 for calculation.

[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2015	2014
Continuing operations
Revenues	$244.7	$217.3
Royalty revenues	(0.1)	(2.4)
By-product credits	(0.7)	(0.2)
Gold revenue - owner-operator	$243.9	$214.7
Gold sales - owner-operator (000s oz)	200	167
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,220	$1,287
Gold revenue - joint venture mines	$25.4	$26.7
Gold sales - joint venture mines (000s oz)	21	21
Average realized gold price per ounce[1] - joint venture mines ($/oz)	$1,224	$1,282
Average realized gold price per ounce[1] - gold mines[2] ($/oz)	$1,221	$1,286

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gains or losses on sales of assets, unrealized non-hedge derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

The following table provides a reconciliation of earnings (loss) from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2015	2014
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$9.2	$(4.0)
Adjusted items:
Changes in estimates of asset retirement obligations at closed sites	6.8	4.2
Unrealized derivative losses	6.9	1.9
Write-down of assets	1.0	1.9
Restructuring and other charges	0.6	2.2
Interest expense on senior unsecured note	—	0.3
Foreign exchange (gain) loss	(1.6)	1.6
Gain on sale of assets	(43.0)	(0.3)
Gain on repurchase of senior unsecured notes	(0.9)	—
Reversal of impairment of investments	—	(3.4)
	(30.2)	8.4
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	(21.0)	4.4
Income taxes	(21.8)	(9.1)
Tax adjustments	17.2	6.9
Non-controlling interest	(3.9)	(1.0)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(29.5)	$1.2
Basic weighted average number of common shares outstanding (millions)	385.1	376.7
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$—
Including discontinued operations
Adjusted net earnings (loss) from continuing operations	(29.5)	1.2
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	40.6	17.8
Adjusting items:
Gain on sale of discontinued operations	(37.8)	—
Other	—	(1.2)
Tax adjustments on discontinued operations	—	(5.8)
Adjusted net earnings (loss) including discontinued operations	$(26.7)	$12.0
Adjusted net earnings (loss) including discontinued operations per share	$(0.07)	$0.03
Effective adjusted tax rate (%)	(22)%	50%

After adjusting reported income from continuing operations for those items that are not considered to be representative of the Company's core business or indicative of future continuing operations, the Company has an adjusted loss from continuing operations of $29.5 million. Although it may be reasonable to expect a tax benefit on the adjusted loss from continuing operations, a tax expense results because the recent history of losses does not satisfy the criteria for the recognition of certain tax benefits and related deferred tax assets.  As a result, the adjusted effective tax rate for the three months ended March 31, 2015 was negative 22%.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, but are exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended March 31,
($ millions, except where noted)	2015	2014
Continuing operations
Cost of sales[1], excluding depreciation expense	$169.4	$147.3
Less: cost of sales for non-gold segments[2], excluding depreciation expense	0.5	0.6
Cost of sales for gold segments, excluding depreciation expense	168.9	146.7
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(0.2)
Stock movement	(0.2)	(7.6)
Other mining costs	(0.1)	(4.1)
Cost attributed to non-controlling interests[3]	(10.9)	(10.0)
	(11.9)	(21.9)
Total cash costs - owner-operator mines	$157.0	$124.8
Attributable commercial gold production[4] - owner-operator (000s oz)	187	148
Total cash costs[5] - owner-operator mines ($/oz)	$841	$842
Total cash costs - joint venture mines	$18.6	$26.7
Attributable gold production - joint venture mines (000s oz)	21	23
Total cash costs[5] - joint venture mines ($/oz)	$889	$1,175
Total cash costs - gold mines[6]	$175.6	$151.5
Total attributable gold commercial production[4] (000s oz)	208	171
Total cash costs[5,7] - gold mines[6] ($/oz)	$846	$886

[1]	As per note 26 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.

[4]	Gold commercial production does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.

[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[6]	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.

[7]	Includes realized hedge and non-hedge derivative losses of $60 per ounce produced (March 31, 2014 - $nil per ounce produced).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Three months ended March 31,
($ millions, except where noted)	2015	2014
Net cash from operating activities per consolidated interim financial statements	$30.0	$28.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(3.0)	13.7
Inventories and non-current ore stockpiles	7.1	(7.3)
Accounts payable and accrued liabilities	20.7	30.1
Net cash from operating activities before changes in working capital including discontinued operations	$54.8	$64.6
Basic weighted average number of common shares outstanding (millions)	385.1	376.7
Net cash from operating activities before changes in working capital including discontinued operations ($/share)	$0.14	$0.17
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Mouska and Westwood-commercial production), and gold mines (includes owner-operator mines, Sadiola and Yatela).
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015

	Three months ended March 31,
($ millions, attributable, except where noted)	2015	2014
Continuing operations
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$158.4	$136.2
Sustaining capital expenditures[1]	35.0	34.6
By-product credit, excluded from cost of sales	(0.7)	(0.2)
Corporate general and administrative costs[2]	9.7	11.1
Realized (gains) losses on derivatives	6.7	0.1
Environmental rehabilitation accretion and depreciation	2.6	2.0
	$211.7	$183.8
AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	$18.6	$26.4
Adjustments to cost of sales[3] - joint venture mines	0.5	0.4
	19.1	26.8
AISC - gold mines[4]	$230.8	$210.6

Attributable gold sales - owner-operator (000s oz)	187	155
AISC - owner-operator[5] ($/oz)	$1,135	$1,185
AISC - owner-operator, excluding by-product credit[6] ($/oz)	$1,138	$1,187
Attributable gold sales - gold mines (000s oz)	208	176
AISC - gold mines[5,6] ($/oz)	$1,113	$1,198
AISC - gold mines, excluding by-product credit[5,6] ($/oz)	$1,117	$1,199

[1]
Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 26 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 9 for 2015 sustaining capital expenditures at 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.
3 Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4 Gold mines consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
5 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.
6 Includes realized hedge and non-hedge derivative losses of $64 per ounce sold (March 31, 2014 - $nil per ounce sold).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2015